EXHIBIT 99.1

Just Energy Announces Senior Debt Covenant Amendment and Suspension of the Dividend on its Series A Preferred Shares

TORONTO, Dec. 02, 2019 (GLOBE NEWSWIRE) -- Just Energy Group Inc. (“Just Energy” or the “Company”) (TSX:JE) (NYSE:JE) announced today that it has amended its senior secured credit facility to increase the senior debt to EBITDA covenant ratio from 1.50:1 to 2.00:1 for the third quarter of Fiscal 2020.  In addition, the Company has amended the covenants on its senior unsecured term loan facility to increase the senior debt to EBITDA covenant ratio from 1.65:1 to 2.15:1 for the third quarter of Fiscal 2020. Both changes are effective only for the third quarter of Fiscal 2020 and the covenants will revert to the prior levels following December 31, 2019.

In connection with the amendments, the agreements governing both facilities have been changed to restrict the declaration and payment of dividends on the Company’s 8.50% Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Shares (“Series A Preferred Shares”) until the Company’s senior debt to EBITDA ratio is no more than 1.50:1 for two consecutive fiscal quarters.  Accordingly, the Company is suspending, with immediate effect, the declaration and payment of dividends on the Series A Preferred Shares until the Company is permitted to declare and pay dividends under the agreements governing its facilities. However, dividends on the Series A Preferred Shares will continue to accrue in accordance with Series A Preferred Share terms during the period in which dividends are suspended.  Any dividend payment following the suspended period will be credited against the earliest accumulated but unpaid dividend.  The Series A Preferred Shares trade on the Toronto Stock Exchange under the symbol “JE.PR.U” and on the New York Stock Exchange under the symbol “JE.PR.A”.

The previously announced Strategic Review remains active and is progressing.  Additionally, the Company continues to implement measures designed to lower costs by eliminating unnecessary overhead and low-return investments, improve the quality of its customer base and fortify operational and financial controls.

About Just Energy Group Inc.

Just Energy is a consumer company focused on essential needs, including electricity and natural gas commodities; health and well-being, such as water quality and filtration devices; and utility conservation, bringing energy efficient solutions and renewable energy options to consumers. Currently operating in the United States and Canada, Just Energy serves residential and commercial customers. Just Energy is the parent company of Amigo Energy, EdgePower Inc., Filter Group Inc., Hudson Energy, Interactive Energy Group, Just Energy Advanced Solutions, Tara Energy, and terrapass. Visit https://investors.justenergy.com/ to learn more. Also, find us on Facebook and follow us on Twitter.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements including statements regarding the Company’s financial outlook. Forward-looking statements in this press release include, but are not limited to, statements and information regarding the future payment of dividends on the Series A Preferred Shares and the status of the Strategic Review. These statements are based on current expectations and assumptions that are believed to be reasonable, but that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to, the results of the Strategic Review, the ability to continue to eliminate unnecessary overhead and low-return investments, the ability to improve operational and financial controls, general economic and market conditions, weather conditions, levels of customer natural gas and electricity consumption, rates of customer additions and renewals, rates of customer attrition, fluctuations in natural gas and electricity prices, changes in regulatory regimes, results of litigation and decisions by regulatory authorities, competition and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy's operations, financial results or dividend levels are included in Just Energy's annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com, on the U.S. Securities Exchange Commission’s website at www.sec.gov or through Just Energy's website at www.justenergygroup.com. All of the forward-looking statements in this press release are qualified by the foregoing cautionary statements. Neither the Toronto Stock Exchange nor the New York Stock Exchange has approved nor disapproved of the information contained herein.

NON-IFRS MEASURES

The financial measures such as “EBITDA”, do not have a standardized meaning prescribed by International Financial Reporting Standards (“IFRS”) and may not be comparable to similar measures presented by other companies. This financial measure should not be considered as an alternative to, or more meaningful than, net income (loss), cash flow from operating activities and other measures of financial performance as determined in accordance with IFRS, but the Company believes that these measures are useful in providing relative operational profitability of the Company’s business.

Neither the Toronto Stock Exchange nor the New York Stock Exchange has approved nor disapproved of the information contained herein.

FOR FURTHER INFORMATION PLEASE CONTACT:

Scott Gahn
Chief Executive Officer
Phone: (713) 412-8314
sgahn@justenergy.com

or

Investors
Michael Cummings
Investor Relations
Phone: (617) 982-0475
JE@alpha-ir.com

Media
Boyd Erman
Longview Communications
Phone: 416-523-5885
berman@longviewcomms.ca